BIZZINGO, INC.

63 Main Street, Suite 202

Flemington, New Jersey 08822

(908) 968-0838

May 30, 2012

Mr. Ron Alper

Staff Attorney

Securities and Exchange Commission

Washington, DC

Re: Bizzingo, Inc. (“Company”)

Form 10-K for the Fiscal Year Ended May 31, 2011

Dear Mr. Alper:

Please be advised the Company will respond to the Staff’s comment letter dated May 9, 2012 no later than June 4, 2012.

I thank you for your courtesies in this regard.

Sincerely,

/s/ Douglas Toth

Douglas Toth

President